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                                   EXHIBIT 1.1

                CD Warehouse Files for Chapter 11 Reorganization to Aggressively Address Financial and Operational Challenges

OKLAHOMA CITY, OK- July 26, 2002 CD Warehouse, INC. (OTCBB-CDWI) announced today that, in order to aggressively address the financial challenges that have hampered its performance, the Company has filed voluntary petitions for reorganization under chapter 11 of the U.S. Bankruptcy Code. In its filings with the U.S. Bankruptcy Court for the Western District of Oklahoma in Oklahoma City, the Company indicated that it will reorganize on a fast-track and maintain business as usual.

Although the Company reported a net profit during the first quarter of 2002, the Company said its decision to seek judicial reorganization was based on a combination of factors. These factors include a significant debt problem, the continuing cash constraints being placed on the company by changes in it's debt facility, over $650,000 in uncollected franchise royalties, an industry wide decline in Compact Disc (CD) sales, and the increase of online piracy and CD duplication.

"After considering a wide range of alternatives, it became clear that reorganization was the best way to truly resolve the Company's most challenging problems," said Christopher M. Salyer, Chief Executive Officer, CD Warehouse, Inc. "It is our goal to quickly reorganize and continue to work with the franchise community to create an environment that will foster the success of what we believe is, and will continue to be, a sound business model."

The debt created by previous management posed many irreversible financial challenges for the Company. CDWI understands that the most positive way to overcome this debt is to reorganize through the filing. While it is common for other companies to drastically change their leadership and personnel, or bring in outside consultants, CDWI believes that the current leadership is capable and prepared to handle the reorganization.

"Under the current team, CD Warehouse has made great strides in the areas of retail operations, training, buying group programs, marketing programs and development," said Salyer. "CD Warehouse offers more programs and training tools to our franchisees today, than ever before. I am confident that everyone at CD Warehouse is primed to meet the challenge of the reorganization and will ensure that we maintain our place in the retail entertainment field."

All CD Warehouse stores are open and will continue to buy and sell product as usual. All gift certificates and store credits will be honored as always and our return policies have not been affected in any way by the filing. All CD Warehouse employees are being paid in the usual manner and their medical, dental and other benefits will continue without disruption.

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"We are committed and determined to complete our reorganization as quickly and as smoothly as possible to reposition CD Warehouse for the future," said Salyer. "We deeply regret any adverse affect today's action will have on our vendors and business partners. We also regret the impact of our filing on all CD Warehouse shareholders. We believe our greatest asset is the wealth of experience, creativity, and dedication that our corporate staff, retail employees, and franchise partners bring to the table. We are confident that CD Warehouse will emerge from this process as a stronger, more dynamic, more profitable retailer with an even better defined position in the entertainment retail sector. We view this as an opportunity, not an obstacle."

The Company's reorganization strategy includes:

..    Evaluating the performance of Company owned stores and the terms of every lease in the CD Warehouse system.
..    Investigating opportunities to further meet the needs and demands of the franchise community.
..    Researching every franchise agreement to develop a plan both that best serves the needs of the franchise community and CD Warehouse, Inc.
..    Developing key merchandising and marketing initiatives to enhance CDWI's strategic position as the authority on used entertainment products.
..    Investing in critical technology, such as continued software enhancements.

Earlier this week, CDWI rolled out the Gold Release Version 7.0 of its Point of Sale system to both company and franchise stores. The software incorporates touchscreen capabilities while continuing to allow the operator to utilize the keyboard and mouse. Other features include, enhanced stability, increased look up speed and the preservation of sales and purchasing history. Additionally, no retraining of staff will be required.

"In today's uncertain economic climate consumers will always be drawn to high value concepts such as CD Warehouse," said Salyer. "By offering customers the option to recycle CDs and DVDs at a substantial savings, our model emphasizes consumer value."

CD Warehouse currently has 275 retail stores, of which 194 are franchised and 63 are company owned. In addition, there are 18 franchised Disc Go Round stores. CD Warehouse, Inc. franchises and operates retail music stores in 35 states, the District of Columbia, England, Thailand, Guatemala, Canada and Venezuela under the names "CD Warehouse", "Disc Go Round", "CD Exchange" and "Music Trader". CD Warehouse stores buy, sell and trade pre-owned CDs, DVDs and games with their customers, as well as sell a full complement of new release CDs. Company information is available at www.cdwarehouse.com.
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Statements made in this press release, other than those concerning historical information, should be considered forward-looking and subject to various risks and uncertainties. Such forward-looking statements are made based on management's belief as well as assumptions made by, and information currently available to, management pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results may differ materially from the results anticipated in these forward-looking statements as a result of a variety of factors, including those contained in the Company's periodic reports filed with the Securities and Exchange Commission.

Contact: Beth Byler
         Investor Relations
         CD Warehouse, Inc.
         (405) 236-8742

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